Mail Stop 3561

March 13, 2008

Mr. Christopher T. Hutter
Vice President and Chief Financial Officer
PowerSecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, North Carolina 27587

> **Re:** **PowerSecure International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 1-12014**

Dear Mr. Hutter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant